UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For November 02, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 02, 2004 - Transaction in Own Shares


2 November 2004

                                   BUNZL PLC

                           TRANSACTION IN OWN SHARES

Bunzl plc ("Bunzl") announces that it has today purchased through Cazenove & Co. Ltd 200,000 of its ordinary shares at a price of 422.965p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Bunzl holds 200,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 449,408,595.

These purchases were made pursuant to the authority that was granted by shareholders at the Annual General Meeting held on 19th May 2004 and are consistent with Bunzl's overall capital management strategy which seeks to maintain an appropriate balance sheet structure. Further purchases may be made from time to time, subject to market conditions and the Company's capital requirements to fulfil its overall strategic priority of growing both organically and by acquisition.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 02, 2004                By:__/s/ Anthony Habgood__

                                              Title:   Chairman